March 15, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill MVP ETF (formerly, Roundhill Pro Sports, Media & Apparel ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to the additional comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 80 to the Trust’s Registration Statement on Form N-1A filed December 30, 2020 (SEC Accession No. 0000894189-20-010072) (the “Amendment”).
For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    With respect to the “Portfolio Turnover” section, the fourth sentence appears to be language not prescribed by Form N-1A. The Staff references C.3(b) of the General Instructions. Please explain why its inclusion is proper. Otherwise, please remove the sentence.
Response:    The Trust confirms the sentence has been deleted.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent P. Barnes
Secretary
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